1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	September 3, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DELAY IN DESPATCH OF CIRCULAR REGARDING

MAJOR TRANSACTION IN RELATION TO

ACQUISITION OF 100% OF THE ISSUED SHARE CAPITAL

IN FELIX RESOURCES LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

Reference is made to the Announcement in relation to the Transaction.

The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38A of the Hong Kong Listing Rules that the despatch of the circular be delayed to on or before 21 September 2009.

At the same time, the Company intends to defer the publication of certain non-public information of the Felix Group in the manner set out in Rules 14.67A(2) and (3) of the Hong Kong Listing Rules (i.e. for the initial circular to be despatched on or before 21 September 2009 and for the supplemental circular to be despatched within 45 days of the earlier of (i) the Company being able to gain full access to Felix’s books and records; and (ii) the Company being able to exercise control over Felix).

The Transaction may or may not be successful and may not complete, depending upon, among other things, fulfillment of the Conditions. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

Reference is made to the announcement (the “Announcement”) of Yanzhou Coal Mining Company Limited (the “Company”) dated 13 August 2009 in relation to the Company’s acquisition of 100% of the issued share capital in Felix Resources Limited (“Felix”) by way of a scheme of arrangement (the “Transaction”). Capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement unless otherwise defined.

The Company does not yet control Felix and does not have sufficient access to Felix’s financial systems to enable the Company’s auditors to conduct an audit on Felix’s financial statements for the 3 years ended 31 December 2008 and 6 months ended 30 June 2009 prepared in accordance with IFRS for the purpose of preparing the accountant’s report of Felix and prepare certain substantive confidential non-public information relating to Felix, such as information on indebtedness and working capital sufficiency, as required by the Hong Kong Listing Rules to be provided in the circular in respect of both Felix and the Enlarged Group. The Company anticipates that it will have to obtain control over Felix before it can have full access to all non-public financial information of Felix in order to fully comply with the disclosure requirements under Rules 14.66 and 14.67 of the Hong Kong Listing Rules. In this regard, the Company intends to defer the publication of certain non-public information in the manner set out in Rules 14.67A(2) and (3) of the Hong Kong Listing Rules.

Pursuant to Rule 14.38A of the Hong Kong Listing Rules, the Company is required to despatch a circular containing, among other things, details of the Transaction within 21 days after publication of the Announcement, which shall be on or before 3 September 2009. As it will take more than 21 days for the Company to prepare, among other things, the statement of indebtedness and the statement of sufficiency of working capital of the Company, the Company will not be able to comply with Rule 14.38A of the Hong Kong Listing Rules for the provision of the required information within 21 days from the date of the Announcement. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38A of the Hong Kong Listing Rules that the despatch of the circular be delayed to on or before 21 September 2009.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, the PRC

3 September 2009

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310